Sports Ventures Acquisition Corp.

9705 Collins Ave 1901N

Bal Harbour, FL 33154

December 31, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention: Thomas Jones

Re:	Sports Ventures Acquisition Corp.
Registration Statement on Form S-1
Filed October 9, 2020, as amended
File No. 333-249392

Dear Mr. Jones:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Sports Ventures Acquisition Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:15 p.m. ET on Tuesday, January 5, 2021, or as soon as thereafter practicable.

Very truly yours,

/s/ Alan Kestenbaum
Alan Kestenbaum
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Ropes & Gray LLP